

February 27, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Advanced Drainage Systems, Inc.
Mr. Scott A. Cottrill
Chief Financial Officer
4640 Trueman Boulevard
Hilliard, Ohio 43026

      Re: Advanced Drainage Systems, Inc.
              Form 10-K for Fiscal Year Ended March 31, 2017
              Filed May 30, 2017
              File No. 1-36557

Dear Mr. Cottrill:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended March 31, 2017</u>

<u>Non-GAAP Financial Measures, page 38</u>

<u>Adjusted Earnings Per Fully Converted Share, page 38</u>

1. We note your presentation of adjusted earnings per full converted share. Please tell us your consideration of the guidance in Question 100.04 of the Compliance and Disclosure Interpretations for this measure. Please also provide us with a more comprehensive explanation for why you believe this measure is important for investors to understand your performance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser, Staff Accountant, at (202) 551- 3736 or, the undersigned Accounting Branch Chief at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction